Exhibit 99.1

Aurora Cannabis Accelerates Global Medical Cannabis Leadership with Accretive Acquisition of Safari Flower Company, Expanding EU GMP Capacity to Serve Growing High Margin International Markets

NASDAQ | TSX: ACB

EDMONTON, AB, April 15, 2026 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), the Canadian-based leading global medical cannabis company, is pleased to announce it has acquired Safari Flower Company, an established EU GMP certified cannabis cultivator and manufacturer. Aggregate consideration is valued at $26.5 million, subject to customary adjustments, and inclusive of a cash payment of $2 million that is contingent on satisfaction of certain conditions (the "Transaction").

"The acquisition of Safari Flower Company marks an important milestone for Aurora as we continue to purposefully invest in expanding our EU GMP capacity to support the rapidly growing international medical cannabis market. We intend to leverage our extensive plant science and operational expertise to increase the supply of high quality, EU GMP manufactured flower that further enhances our leadership in these expanding, high margin and highly regulated markets. An enhanced supply chain will enable us to capture greater international market share while delivering superior quality and value to our most respected patients worldwide," said Miguel Martin, Executive Chairman and Chief Executive Officer for Aurora.

Strategic Rationale

  Safari Flower Company's 59,000 square foot, purpose-built EU GMP certified indoor cultivation and manufacturing facility in Ontario, Canada will provide the Company with incremental capacity that is closely aligned with its existing cultivation and manufacturing sites.
  The increased capacity will be used to supply EU GMP flower to Aurora's key international markets, including Germany, Australia, Poland, and the UK, and support further market expansion.
  This transaction is expected to deliver positive Adjusted EBITDA contributions in fiscal year 2027, with incremental benefits in fiscal year 2028 and beyond as these assets are optimised within the Company's supply network.
  Aurora intends to leverage its plant science and operational expertise to realize operational efficiencies, improve cultivation yields and support commercial execution in the high margin international markets.

Transaction Details

Aurora, through a wholly-owned subsidiary, indirectly purchased 100% of the shares of 9869247 Canada Limited ("Safari Flower Company") for aggregate consideration valued at $26.5 million, inclusive of a cash payment of $2 million that is contingent on satisfaction of certain conditions. As consideration on closing, Aurora (i) issued the selling shareholder 2,417,180 common shares; and (ii) paid the selling shareholder $15 million in cash, subject to customary adjustments post-closing.

About Aurora

Aurora is a global leader in medical cannabis, dedicated to improving lives through scientific expertise, proven performance, and a deep commitment to patient care. Aurora serves both medical and consumer markets across Canada, Europe, Australia, and New Zealand, with a strategic focus on high-margin opportunities and a medical-first approach. Aurora's portfolio of trusted, leading brands includes Aurora®, MedReleaf®, Pedanios®, IndiMed™, San Raf®, Tasty's® and Whistler Medical Marijuana Co.®. With world-class GMP-certified manufacturing facilities in Canada and Germany, and a team of industry-leading professionals, Aurora continues to expand its global footprint and deliver consistent, high-quality cannabis products with the purpose of Opening the World to Cannabis™.

Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include statements regarding the Transaction, including, but not limited to: the impact of the Transaction on the Company's financial performance and the synergies, revenue, positive cash flow and positive Adjusted EBITDA expected to be realized as a result of the Transaction.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, current and expected market trends, product supply and demand, financial performance, and ongoing global regulatory developments, as well as publicly available information from governmental sources, market research and industry , and assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the magnitude and duration of potential new or increased tariffs imposed on goods imported from Canada into the United States; the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations (with respect to the Transaction and more generally with respect to future acquisitions), management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information from dated June 17, 2025  (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR+ at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

Non-GAAP Measures
This news release contains reference to certain financial performance measures that are not recognized or defined under IFRS (termed "Non-GAAP Measures"). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. Non-GAAP Measures in this news release include, but are not limited to, Adjusted EBITDA. Non-GAAP Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company's operating results, underlying performance and prospects in a manner similar to Aurora's management. Accordingly, these non-GAAP Measures are intended to provide additional information and to assist management and investors in assessing financial performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The information included under the heading "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" in the Company's management's discussion and analysis for the three and nine months ended December 31, 3025, and 2025 (the "MD&A") is incorporated by reference into this news release. The MD&A is available on the Company's issuer profile on SEDAR+ at www.sedarplus.com.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler | VP, Communications & PR | media@auroramj.com; For Investors: ICR, Inc. | aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:05e 15-APR-26